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                                December 29, 2022

       Christian Gormsen
       President and Chief Executive Officer
       Eargo, Inc.
       2665 North First Street, Suite 300
       San Jose, California 95134

                                                        Re: Eargo, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 19,
2022
                                                            File No. 333-268859

       Dear Christian Gormsen:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1, Filed December 19, 2022

       Cover Page

   1. Please revise the cover page to disclose that you have a majority shareholder and are a
                                                        "controlled company"
under the marketplace rules of the Nasdaq Stock Market. Identify the Selling Stockholder
as the majority shareholder and state its ownership percentage.
       Risk Factors, page 3

   2. Please revise to include risk factor disclosure concerning the impact of sales by your
                                                        Selling Stockholder in
connection with this offering. For example, disclose the risk and impact of potential
stock price volatility, potential sales of a substantial portion of your shares and a potential
change in control.
 Christian Gormsen
Eargo, Inc.
December 29, 2022
Page 2
General

3. Given the nature of the offering and size of the transaction relative to the number of outstanding shares held by non-affiliates as disclosed in the prospectus, it appears that the transaction may be an indirect primary offering. Please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Margaret Schwartz at 202-551-7153 or Celeste Murphy at 202-551-3257
with any other questions.



                                                            Sincerely,

FirstName LastNameChristian Gormsen                         Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameEargo, Inc.
                                                            Services
December 29, 2022 Page 2
cc:       Kathleen M. Wells
FirstName LastName